September 30, 2004

Jerry W. Grabowski
President and Chief Executive Officer
Waters Instruments, Inc.
13705 26th Avenue N., Suite 102
Minneapolis, MN 55441

Re:	Waters Instruments, Inc.
	Schedule 14A Preliminary Proxy Materials
	Filed September 15, 2004
	File No. 0-1388

Dear Mr. Grabowski:

	We have the following comments on your filing. Please note that we have limited our review to the matters addressed in our comments.
We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues.
All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Proposal 2:  Amendment to increase authorized shares

1. Please quantify the percentage of shares owned by your directors who plan to vote or Proposal 2 and Proposal 3. Also, quantify, if applicable, the percentage of shares owned by principal shareholders who have agreed to vote for the proposals.

2. Please tell us, with a view to disclosure, how you funded the acquisition of Rutland

Reason for the amendment - Page 8

3. Please clarify the reference in the fourth sentence of the second paragraph to designated shares.

4. Please provide disclosure that alerts current stockholders that their equity interests may be significantly diluted if additional authorized common stock is issued or if undesignated shares are issued. Revise Proposal 3 to provide similar disclosure.

5. Please divide Proposal 2 into two separate proposals. The first proposal should address the increase in the authorized number of shares of common stock from 5 million shares to 20 million shares. The second proposal should be combined with proposed Proposal 3 to set the number of authorized undesignated shares at 40 million.

6. Please tell us, with a view to disclosure, why you are asking shareholders to approve undesignated shares instead of preferred shares.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

	Please respond to these comments by filing a revised preliminary proxy material. You may wish to provide us with marked copies of the revised preliminary proxy material to expedite our review. Include a letter that responds to each comment and notes the location of corresponding revisions. Please also note the location of any material changes made in the materials for reasons other than in response to specific comments.

Please direct any questions to me at (202) 942-1927.

							Sincerely,



							Thomas A. Jones
							Senior Attorney

Waters Instruments, Inc.
September 30, 2004
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